UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

____________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.
Press Release dated March 18, 2015 entitled “Grupo Financiero Santander México announces that its subsidiary, Banco Santander (México), S.A., has concluded the agreement to acquire a consumer loan portfolio from Scotiabank Mexico”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: March 18, 2015

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THAT ITS SUBSIDIARY, BANCO SANTANDER (MÉXICO), S.A., HAS CONCLUDED THE AGREEMENT TO ACQUIRE A CONSUMER LOAN PORTFOLIO FROM SCOTIABANK MEXICO

Mexico City, Mexico, March 18th, 2015 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Company”), one of the leading financial groups in Mexico, today announced that its subsidiary, Banco Santander (México), S.A., Institución de Banca Múltiple (“Banco Santander México”), after receiving the corresponding regulatory approvals, signed with Scotiabank Inverlat S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat (“Scotiabank”) an agreement to acquire a portion of its consumer loan portfolio as announced on November 25, 2014. The acquisition will take effect in April 2015.

The final consumer loan portfolio subject to this acquisition consists of approximately 39,200 loans amounting to a total of Ps.3,178.7 million.

This loan portfolio is expected to further expand Banco Santander Mexico’s core portfolio and market share in the personal loans segment by approximately 230 basis points while maintaining credit quality standards.

About Grupo Financiero Santander México
Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2014, Santander México had total assets of Ps.937.4 billion under Mexican Banking GAAP and more than 11.0 million customers. Headquartered in Mexico City, the Company operates 1,081 branches and 265 offices nationwide and has a total of 16,482 employees.

INVESTOR RELATIONS CONTACT
Héctor Chávez Lopez – Managing Director - IRO
+ 52 (55) 5269-1925
hchavez@santander.com.mx
Gerardo Freire Alvarado – Executive Director of Investor Relations
+ 52 (55) 5269-1827 / + 52 (55) 5269-1828
gfreire@santander.com.mx
Investor Relations Team
investor@santander.com.mx

Cautionary Statement on Forward-Looking Statements
This press release contains forward-looking statements. The forward-looking statements contained herein include, without limitation, statements about Banco Santander (México) subsidiary of Grupo Financiero Santander México’s intent, belief, targets or current expectations concerning our future business development and performance and the expected synergies from the acquisition of the consumer loan portfolio from Scotiabank Mexico. While these forward-looking statements represent our judgment and current expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Information relating to risks, uncertainties and other factors that affect our business are included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The risks and uncertainties included in our filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. You should not place undue reliance on these forward-looking  statements, which speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements, except as required by applicable law.

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE